UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioDelivery Sciences International, Inc.

File No. 1-31361 - CF#26865

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       BioDelivery Sciences International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 13, 2011.

       Based on representations by BioDelivery Sciences International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through May 13, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Christian Windsor
                              Special Counsel